SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3
Overseas Regulatory Announcement: Announcement on Draft Measures for Management of A Share Option Incentive Plan	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 21, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Draft Measures for Management of A Share Option Incentive Plan

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Draft Measures for Management of A Share Option Incentive Plan published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 17, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Sinopec Shanghai Petrochemical Company Limited

Measures for Management of A Share Option Incentive Plan

(Draft)

August 2014

Chapter 1 General Provisions

Article 1. These measures are formulated for purposes of effectuating the A Share Option Incentive Plan (the “Incentive Plan”) of Sinopec Shanghai Petrochemical Company Limited (“SPC” or the “Company”) and specifying the management organs for the Incentive Plan and its duties, the implementation procedures, performance indicators, methods for calculating the relevant parameters, and etc.

Article 2. These Measures are formulated in accordance with applicable laws and regulations of China, normative documents of appropriate governmental authorities, SPC’s Articles of Association and the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (the “Plan”), and will take effect upon deliberation and approval by the Company’s shareholders’ meeting.

Article 3. Unless otherwise specified herein, the terms used in these measures shall have the same meanings ascribed to them in the Plan.

Chapter 2 Management Organs and Their Duties

Article 4. Duties of the Shareholders’ Meeting:

1.	To approve the Incentive Plan, these measures, each scheme of option grant under the Incentive Plan;

2.	To approve any amendment to and termination of the Incentive Plan and each scheme of option grant; and

3.	To authorize the Board of Directors (the “Board”) to deal with specific matters involved in the implementation of the Incentive Plan.

Article 5. Duties of the Board of Directors

1.	To review the Incentive Plan, these measures and the Management Measures for Performance Review of Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (the “Performance Review Management Measures”), and submit the Incentive Plan, these measures and the Performance Review Management Measures to the shareholders’ meeting for a vote according to applicable regulations;

2.	To propose to change or terminate the Incentive Plan at the shareholders’ meeting;

3.	To review each scheme of option grant under the Incentive Plan and organize the exercise or cancellation of options and other specific work according to the provisions of the Incentive Plan and these measures and the authority granted by the shareholders’ meeting;

4.	To approve the specific schemes of exercise proposed by the Remuneration and Performance Review Committee under the Board; and

5.	To perform other duties granted under or by the Incentive Plan, these measures or the shareholders’ meeting.

Article 6. Duties of the Board of Supervisors

The Board of Supervisors shall be responsible for checking the list of participants in the Incentive Plan and stating the relevant information at the shareholders’ meeting.

Article 7. Duties of the Remuneration and Performance Review Committee under the Board:

1.	To prepare the Performance Review Management Measures and submit the same to the Board for deliberation;

2.	To prepare each scheme of option grant and the scheme of exercise therefor under the Incentive Plan, and submit the same to the Board for deliberation;

3.	To organize the performance review; and

4.	To lead the working group in charge of equity incentives in implementing other work relating to the Incentive Plan.

Article 8. Duties of the General Manager

The general manager shall be responsible for specifying the performance targets for the participants other than directors and officers, organize performance review for such participants, and do other relevant work assigned by the Board.

Article 9. Duties of the Working Group in Charge of Equity Incentives

The working group in charge of equity incentives (the “Working Group”) consists of persons from the Company’s Cadre Division, Human Resources Division, Enterprise Management Division, Board Secretariat, Financial Division, Legal Affairs Office and other functional departments, and shall fulfill the following duties:

1.	To assist the Remuneration and Performance Review Committee under the Board in organizing and implementing performance reviews for the participants;

2.	To assist the Remuneration and Performance Review Committee under the Board in preparing each scheme of option grant and the scheme of exercise under the Incentive Plan;

3.	To organize the participants to sign a Grant Agreement for the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (the “Grant Agreement”), supervise the participants’ performance of their obligations as provided in the Plan, these measures and the Grant Agreement, and propose the grant, exercise and cancellation of the share options of the participants;

4.	To determine the financial indicators relating to the Incentive Plan, organize relevant departments to carry out accounting work for the Incentive Plan, and calculate the number of options in accordance with the provisions of the Incentive Plan;

5.	To advise on compliance issues in connection with the implementation of the Incentive Plan, review agreements, contracts and other legal instruments signed by the Company during the formulation and implementation of the Incentive Plan and these measures, and handle legal issues or legal disputes arising in implementing the Incentive Plan;

6.	To be responsible for organizing the Company’s meetings of the Board and shareholders’ meetings during the approval and implementation of the Plan and these measures, preparing proposals to be deliberated at such meetings, making information disclosures, and managing investor relations; and

7.	To be responsible for submitting the Plan to the State-owned Assets Supervision and Administration of the State Council (the “SASAC”), the China Securities Regulatory Commission (the “CSRC”), the stock exchange and other supervision organizations for approval, review and filing purposes.

Chapter 3 Preparations for Approval and Implementation of the Plan

Article 10. The Company needs to perform the following work for the filing and approval of the Incentive Plan:

1.	The Working Group will assist the Remuneration and Performance Review Committee under the Board in carrying out initial communications with China Petrochemical Corporation (the “Sinopec Group”) and the SASAC in respect of the major contents of the draft Plan (including the first scheme for option grant, which also applies hereunder);

2.	After the initial communications, the Remuneration and Performance Review Committee under the Board will prepare the draft Plan and the relevant application documents to be submitted to the Board for deliberation, and the independent directors will issue independent opinions on whether the Incentive Plan is beneficial to the sustainable development of the Company and whether the Incentive Plan is detrimental to the interests of the Company and all the shareholders;

3.	The Board of Supervisors will check the list of the participants;

4.	After deliberating and adopting the draft Plan, the Board will publish the relevant resolutions of the Board, a summary of the draft Plan and the independent directors’ opinions, and perform information disclosure obligations in accordance with the requirements of the stock exchange;

5.	The Company will engage a counsel to issue legal opinions on the Incentive Plan;

6.	The draft Plan and the relevant application materials will be submitted to the SASAC for approval;

7.	The draft Plan and the relevant application materials will be submitted to the CSRC with a copy to the stock exchange and the Shanghai Securities Regulatory Bureau;

8.	If the CSRC has no objection to the draft Plan, the Company’s Board will propose to hold a shareholders’ meeting and class shareholders’ meetings, and announce the draft Plan (as amended) and other relevant documents required to be disclosed;

9.	The independent directors shall solicit proxies from all the shareholders;

10.	When the Incentive Plan is deliberated at the shareholders’ meeting, the Board of Supervisors shall make a statement in respect of its checking of the list of the participants at the shareholders’ meeting; and

11.	The Incentive Plan shall take effect as of the date when it is approved by the Company’s shareholders’ meeting and class shareholders meetings as well as the shareholders’ meeting of China Petroleum & Chemical Corporation.

Chapter 4 Grant of Options under Each Scheme

Article 11. During the term of the Incentive Plan, after each scheme of option grant is deliberated by the Company’s Board, approved by the SASAC, and filed with the CSRC without any objection, and relevant examination and approval procedures are completed in accordance with applicable laws, regulations and rules of competent authorities, the Working Group will begin to prepare for the implementation of the scheme, including proposing the specific scope of the participants, drafting the Grant Agreement, creating archives for the Incentive Plan, and responding to enquiries from the shareholders and other relevant parties.

Article 12. If the Company meets the performance indicators and other conditions for implementation set forth in the Incentive Plan and the relevant scheme of option grant, the Remuneration and Performance Review Committee under the Board will deliberate the list of the participants and the number of options to be granted. Where any event set forth in the Incentive Plan in respect of any person within the scope of the participants is triggered, the provisions of the Incentive Plan shall be observed.

Article 13. After the grant of options is approved by the Board, the Working Group will organize each of the participants to sign and deliver a Grant Agreement with the Company.

Article 14. The Working Group shall be responsible for applying for registration of the grant of options to the stock exchange and the securities depository and clearing corporation.

Chapter 5 Exercise of Options in Batches under Each Scheme

Article 15. The exercise period for the option issued under each scheme commences on the expiry date of the waiting period. The day immediately following the expiry date of the waiting period and the first and the second anniversaries of such day shall each be the first vesting date for each batch of options issued under such scheme. The Company’s Board shall have the right to arrange for the implementation of specific exercise of options after the vesting date.

Article 16. If the conditions of exercise under the Incentive Plan are satisfied, the Remuneration and Performance Review Committee shall propose the participants’ comprehensive adjustment coefficients and the corresponding coefficients of exercise pursuant to the results of performance review, as set forth in Table 1 below.

Table 1 Participants’ Comprehensive Adjustment Coefficient (a) and the Corresponding Coefficient of Exercise

Rating	Performance Factor
Good (A)	1.0
Qualified (B)	1.0
Unqualified (C)	0

Article 17. The Remuneration and Performance Review Committee shall prepare a specific scheme of exercise for options granted under each grant scheme and submit the same to the Board for examination and approval.

Article 18. After the specific scheme of exercise is approved by the Board, the Company will apply to the stock exchange for exercise of the options granted to the participants. Upon exercise of the options, the participants may dispose of the resultant securities in accordance with the provisions of applicable laws, regulations and normative documents.

Article 19. After the end of exercise of each batch of options, those options that have not been exercised due to the failure to satisfy the exercise conditions set forth in the Incentive Plan will be cancelled by the Company.

Article 20. In the event a participant is under the circumstances set forth in the Incentive Plan during the waiting period, the Company will promptly go through procedures for exercise or termination and cancellation of exercise.

A participant shall, at the same time when he/she is going through the procedures for resignation or within two days after the Company delivers to him/her a notification of the termination of the exercise of the options granted to him/her, sign a power of attorney that is necessary for cancelling the options pursuant to the Company’s requirements, and cooperate with the Company in completing notarization procedures therefor.

Chapter 6 Disposal of Special Circumstances

Article 21. If the Company is under any circumstance of termination set forth in the Incentive Plan, the Board shall, within thirty days as of the occurrence of such circumstance (except as otherwise provided in laws, regulations, rules and listing rules), propose to terminate the implementation of the Incentive Plan at the shareholders’ meeting. During the period after the foregoing proposal is made and before the shareholders’ meeting deliberates and approves the termination of the implementation of the Incentive Plan, the Company may not grant the Company’s shares to any participant any more, and at the same time the options that have been granted to any participant but are yet to be exercised may not be exercised.

Article 22. After a resolution for a termination of the Incentive Plan is adopted at the Company’s shareholders’ meeting, the Company shall, within thirty days as of the effective date of the resolution, go through the applicable procedures to terminate the Incentive Plan.

Sinopec Shanghai Petrochemical Company Limited

August, 2014